May 18, 2017
Michelle Stasny
 Special Counsel
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549
Re:	Natixis Commercial Mortgage Securities LLC Registration Statement on Form SF-3 Filed February 21, 2017 File No. 333-216148

Dear Ms. Stasny:
We are counsel to Natixis Commercial Mortgage Securities LLC (the “Registrant”).  We have reviewed your letter dated April 17, 2017 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s Pre-Effective Amendment No. 1 to the registration statement (File No. 333-216148) on Form SF-3 filed on February 21, 2017 (the “Original Filing”).  We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (the “Amendment No. 2”) submitted herewith.
For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Y. Jeffrey Rotblat     Tel  212 504 6401      Fax  212 504 6666     jeffrey.rotblat@cwt.com

Michelle Stasny
 May 18, 2017

Form of Prospectus
Prospectus Cover

1. We note that, in response to prior comment 3, you have revised to include bracketed disclosure both here and on page 41 to identify other credit enhancement if applicable. Please revise the form of prospectus, both here and elsewhere as appropriate, to describe fully the credit enhancement reasonably contemplated at the time of effectiveness, except for information that is not known or reasonably available. In the alternative, please confirm that you will add such credit enhancement by post-effective amendment pursuant to Securities Act Rule 430D(d)(2). Please confirm that such post-effective amendment would provide the required disclosure about the other forms of credit enhancement or other support in accordance with Item 1103(a)(3)(ix) and Item 1114 of Regulation AB.
The Registrant confirms that it will add such credit enhancement by post-effective amendment pursuant to Securities Act Rule 430D(d)(2) and that such post-effective amendment will provide the required disclosure about the other forms of credit enhancement or other support in accordance with Item 1103(a)(3)(ix) and Item 1114 of Regulation AB.
Risk Factors, page 57
2. We note your response to prior comment 6 and reissue in part. While we note your revision to the risk factor “Potential Conflicts of Interest of the Master Servicer and the Special Servicer” and your confirmation that you will provide appropriate context to explain the risks involved for risk factors in your prospectus for each takedown, please revise the remainder of your risk factors, including risk factor subheadings, as necessary in your next pre-effective amendment to provide the context needed to understand the risk disclosed.
The Registrant has revised certain of the risk factors in response to the Staff’s comment and has reviewed the remaining risk factors and determined that they satisfy the requirements of Item 503(c) of Regulation S-K and Item 1103(b) of Regulation AB.
Exhibits
Exhibit 4.1 – Form of Pooling and Servicing Agreement
3. We note your revisions in response to prior comments 16 and 17 to clarify that Form ABS-EE will be filed at the same time as, and incorporated by reference into Form 10-D.

Michelle Stasny
 May 18, 2017

WE ARE UNABLE TO LOCATE ANY PROVISIONS IN YOUR POOLING AND SERVICING AGREEMENT (PSA), HOWEVER, RELATED TO THE PREPARATION AND FILING OF FORM ABS-EE, ALTHOUGH WE DO NOTE THAT YOU HAVE LISTED THE ASSET DATA FILE (EXHIBIT NO. 102) AND ASSET RELATED DOCUMENT (EXHIBIT NO. 103) AS EXHIBITS TO FORM 10-K FILINGS IN EXHIBIT CC TO THE PSA. THE ASSET DATA FILE AND ASSET RELATED DOCUMENTS MUST BE FILED AS EXHIBITS TO FORM ABS-EE AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS (AT THE TIME OF THE OFFERING) AND THE FORM 10-D (FOR ONGOING REPORTING). PLEASE REVISE AS NECESSARY. REFER TO ITEM 10 OF FORM SF-3 AND GENERAL INSTRUCTION D(3)(A) AND ITEM 1A OF FORM 10-D.
With its filing of Amendment No. 2, the Registrant has filed a revised form of pooling and servicing agreement in response to the Staff’s comment.
4. Please also confirm that you have made conforming revisions to all transaction documents, as applicable, and file any amended agreements as necessary with your next pre-effective amendment.
The Registrant confirms that, other than the pooling and servicing agreement, none of the other transaction documents previously filed as Exhibits to the Original Filing require any conforming revisions. A revised form of pooling and servicing agreement is being filed with Amendment No. 2.
If you have any questions concerning the foregoing, please contact the undersigned.
Very truly yours,

/s/ Y. Jeffrey Rotblat

Y. Jeffrey Rotblat, Esq.

cc:	Jerry Tang, Natixis Commercial Mortgage Securities LLC (w/o enclosures) Margaret Lam, Esq., Natixis Commercial Mortgage Securities LLC (w/o enclosures)